June 9, 2005

Securities and Exchange Commission
Attn: Rufus Decker, Branch Chief
Washington, DC 20549-0510

RE:	The Allied Defense Group, Inc. — Form 10-K for the Year Ended December 31, 2004
Form 10-Q for the period ended March 31, 2005
File No. 1-11376

Dear Mr. Decker:

In response to the Commission’s letter dated May 25, 2005, The Allied Defense Group, Inc. (the “Company”) is providing the following responses to the Commission’s request for additional information regarding our Form 10-K filing for the year ended December 31, 2004 and our Form 10-Q for the period ended March 31, 2005.

Enclosed are the Commission’s inquiries and the Company’s responses which have been numbered to correspond to the paragraph numbers contained in the May 25, 2005 letter.

The Company also acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I would appreciate the opportunity to discuss any remaining issues with the Staff before it makes any additional written comments. You may contact me (703) 847-5268.

Sincerely,

Charles A. Hasper
Chief Financial Officer & Treasurer

Response to the SEC Comment Letter

Comment Applicable To Your Overall Filing

1.	SEC Comment

Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Allied

We agree with the SEC that all revised disclosures should be handled on a prospective basis. Our proposed revisions will be set forth under the caption “Revised Disclosure in Future Filings.” New language proposed to address the Staff’s comments will be underlined or shown in RED to highlight the relevant language. Any related explanations or comments will be set forth under the caption “Allied.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23

2.	SEC Comment

In circumstances where more than one factor contributed to a fluctuation being discussed, you should quantify the incremental impact of each individual factor if practicable. Please refer to Item 303(a)(3) of Regulation S-K and Financial Reporting Codification 501.04.

Allied

We will quantify the incremental impact of individual factors where practicable. The following Revised Disclosure from our recent Form 10-K highlights a few examples of such future expanded disclosures.

Revised Disclosure in Future Filings

MD&A — 2004 compared to 2003 compared to 2002 (amounts in ‘000s)

Revenues. Electronic Security segment revenue increased in 2004 over 2003 levels. The increase at the VSK Group ($2,592) is principally the result of continued expansion of its export sales via its European distribution network. NS Microwave’s business has improved by $10,078 due to receipt of some additional U.S. government orders in 2004, including two large contracts.

Electronic Security segment revenue also increased in 2003, although the mix was substantially different. The VSK Group increased $6,178 over 2002, largely due to increased sales to non-Belgian customers. In contrast, NS Microwave decreased $4,178 from 2002. Many of NS Microwave’s traditional U.S. Government agency customers were reorganized into the Department of Homeland Security. The organization and startup of the Department of Homeland Security was marked by a delay in award of contracts by these agencies. While NS Microwave began to receive some orders in the fourth quarter of 2003, it was too late to realize meaningful revenues from some of these orders in 2003.

Cost of Sales. Cost of sales as a percentage of revenue for 2004 was approximately 72% compared with 74% in 2003. The decrease during 2004 was driven by lower costs within the Ordnance & Manufacturing and Environmental Safety & Security Segments of $16,525 and $914, respectively. Ordnance & Manufacturing cost of sales decreased from 2003 primarily from the FMS contract. Electronic Security segment cost of sales decreased from 2003 primarily due to the VSK Group’s production efficiencies realized as it expanded its distribution channel throughout Europe.

Cost of sales as a percentage of revenue for 2003 was approximately 74% compared with 62% for 2002. The majority of the increase during 2003 ($22,544) was driven by currency derivative impacts and the balance is attributable to other factors, including higher costs within the Ordnance & Manufacturing Segment. The costs were primarily related to the FMS contract which dominated the production process in that year. Additionally, MECAR incurred higher than anticipated labor costs due to production delays surrounding a 90MM production order.

Selling and Administrative Expenses. Selling and administrative expenses as a percentage of sales for 2004 was higher than 2003. The Ordnance & Manufacturing segment incurred higher administrative compensation costs of $1,337. The Electronic Security segment incurred higher costs of $442, which results from higher costs at the VSK Group ($1,071) offset by lower costs at NS Microwave ($629). SeaSpace incurred higher costs of $1,897 which primarily resulted from substantial legal expenses associated with a dispute with a former distributor. The dispute was settled in March 2005. Selling and administrative costs at Corporate and Other increased by $1,522 due to Sarbanes Oxley compliance costs. Titan Dynamics incurred a nominal decrease of $23 in selling and administrative costs.

Selling and administrative expenses in 2003 increased by $7,490 over the prior year. The increase was due primarily to the additions of NS Microwave, Titan Dynamics and SeaSpace. NS Microwave was consolidated on a full-year basis in 2002 while Titan Dynamics and SeaSpace were second and third quarter 2002 additions.

Research and Development. Research and Development costs increased steadily between 2002 and 2004. The 2004 increase was attributed to increased research conducted at SeaSpace ($1,386), VSK Group ($423), MECAR ($349), and Titan Dynamics ($140), offset by lower research at NS Microwave ($135). The 2003 increase was attributed to increased research conducted at SeaSpace ($988), VSK Group ($862), MECAR ($783), NS Microwave ($261), and Titan Dynamics ($9). This trend is expected to continue.

Contractual Obligations and Commercial Commitments, page 30

3.	SEC Comment

Please consider revising your table of contractual cash obligations to include the following:

•	Estimated interest payments on your debt; and

•	Estimated payments under your foreign exchange contracts.

Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts. At a minimum interest payments should be disclosed in a note to the table. Please refer to note 46 of SEC Release 33-8350.

Allied

•	Regarding interest payments, we will include estimated interest payments in a note to the table.

•	Regarding the foreign exchange contracts, we believe the cash position is neutral when all such contracts have expired and cash is received from the sales contract. The example below illustrates this point. As a result, we do not believe that disclosure of estimated payments under foreign exchange contracts is warranted. However, we will include a footnote to the table of contractual cash obligations clarifying the fact that we have a cash neutral position.

Example of cash neutral position from foreign exchange contracts

-	MECAR receives a sales contract for $1.0M that will be completed in 24 months.

-	MECAR’s functional currency is the euro and seeks to protect itself from FX fluctuations.

-	MECAR obtains a 12-month forward contract from the bank for €1.0M (assuming the FX rate is 1 to 1). No cash impact.

-	Since the forward contract is only for 12 months, MECAR rolls over to another 12-month contract when the first forward contract expires (thereby creating a 24-month hedge which matches the 24-month sales contract).

-	After the first hedge expires, MECAR obtains its second 12-month forward contract for €1.2M (assuming the FX rate is now 1.2 to 1). MECAR pays €0.2M, which represents the difference between the initial hedge amount of €1.0M and the new hedge amount of €1.2M.

-	When the second forward contract expires (and the sales contract is complete), MECAR receives €1.2M from the bank, which is offset by the €0.2M that was paid when the second hedge was entered into. This results in a net cash position to MECAR of €1.0M.

-	MECAR achieves its objective of hedging its sales contract for $1.0M. Any cash paid (or received) from hedge rollovers is offset by the final cash payment received when the hedges expire.

-	Based on the above, the cash position is neutral when all foreign exchange contracts have expired and cash is received from the sales contract.

-	Note that it is not determinable in advance if cash will be received or paid when the forward contracts expire during interim periods. As such, MECAR does not have firm estimated payments that must be disclosed

Revised Disclosure in Future Filings

	Payments due by period (amount in 000s)
					More
		Less than	2 – 3	4 – 5	than
	Total	1 year	years	years	5 years
Contractual Obligations
Long-Term Debt Obligations (1)	$1,971	$204	$358	$89	$1,320
Capital Lease Obligations	7,202	2,529	3,842	831	—
Convertible Debenture (2)	2,231	2,231	—	—	—
Operating Leases	1,954	394	824	736	—
Foreign exchange contracts (3)	—	—	—	—	—
Purchase Obligations	—	—	—	—	—

Total Contractual Obligations	$13,358	$5,358	$5,024	$1,656	$1,320

Commercial Commitments
Bank guarantees	$26,781	$26,781	—	—	—

(1)	Interest payments on long-term debt (which are excluded above) are estimated to be $233, $467, $465 and $230 for the above periods, assuming interest rates of 11.5% and 5.5%.

(2)	Interest payments on the convertible debenture are estimated to be $30 for the above period.

(3)	The Company’s cash position is neutral over the term of the foreign exchange contracts and, as such, has been excluded from this table.

Financial Statements

Consolidated Balance Sheets, page F-7

4.	SEC Comment

Please provide us with additional information to help us understand the appropriateness of your classification of restricted cash as a current asset. Please refer to paragraph 6(a) of Chapter 3A of ARB 43.

Allied

The majority of the restricted cash balance relates to requirements under our sales contracts to provide performance bonds and advance payment guarantees. These performance bonds and advance payment guarantees typically expire within one year or operating cycle and the restriction on the cash is released. As such, the restricted cash is classified as current for the periods presented. At December 31, 2004, $2 million of the restricted cash balance is required under the senior loan facility. Based on our assessment, this $2 million portion should be classified as non-current and will be updated in future filings, as set forth below. Note that the reclassification has no impact on the senior loan facility or any of its or other covenants.

Revised Disclosure in Future Filings

	2004	2003
		Restated
ASSETS
Current Assets
Cash	$27,940	$43,377
Restricted cash	9,757	15,937
Accounts receivable, net	31,946	33,404
Costs and accrued earnings on uncompleted contracts	52,745	60,516
Inventories, net	17,161	12,068
Deferred tax asset	1,058	1,016
Fair value of foreign exchange contracts	1,195	6,900
Prepaid and other current assets	4,123	4,880

Total current assets	145,925	178,098

Property, Plant and Equipment, net	30,294	24,615

Other Assets
Restricted cash	2,000	—
Intangible assets, net	3,723	4,135
Goodwill	14,401	13,718
Deferred tax asset, non-current	485	—
Other assets	528	378

	21,137	18,231

	$197,356	$220,944

Restricted Cash Footnote

Restricted Cash at December 31 is comprised as follows:

	2004	2003
Collateralized performance bonds and advance payment guarantees	$9,745	$15,812
Senior secured facility deposit	2,000	—
Other	12	125

	$11,757	$15,937

MECAR is generally required under the terms of its contracts with foreign governments and its distributor to provide performance bonds and advance payment guarantees. The credit facility agreements used to provide these financial guarantees place restrictions on certain cash deposits and other liens on MECAR’s assets. Restricted cash of $9,745 and $15,812 at December 31, 2004 and 2003, respectively, was restricted or pledged as collateral for these agreements.

The Company made a security deposit in connection with the senior secured facility as further described in Note K. This balance is classified as a non-current asset.

Consolidated Statements of Earnings, page F-9

5.	SEC Comment

Where service revenues exceed 10% of consolidated revenues please separately disclose service revenues and the related cost of goods sold. Refer to Rule 5-03(b) of Regulation S-X. Please provide us with a breakdown of product and service revenues for the periods presented.

Allied

Service revenues do not exceed 10% of consolidated revenues. The table below outlines the breakdown of product and service revenues for the periods presented.

Revenues	2004	2003	2002
Product revenues	$145,902	$153,269	$144,243
Service revenues	998	966	1,031

Total	$146,900	$154,235	$145,274

Based on the fact that service revenues do not exceed 10% of consolidated revenues, no additional disclosure of the service revenues and related cost of goods sold are warranted.

Consolidated Statements of Stockholders’ Equity, page F-10

6.	SEC Comment

Please disclose the accumulated balances for each classification of accumulated other comprehensive income (loss) on the face of the balance sheet or in a footnote to the financial statements as required by paragraph 26 of SFAS 130.

Allied

Through 2004, the amounts set forth on our balance sheets under AOCI consisted solely of currency translation adjustments. The year to year changes are highlighted as currency translation adjustments in the Consolidated Statements of Stockholders’ Equity included in the 2004 Form 10-K. Commencing in early 2005, we began to enter into cash flow hedges, which require periodic adjustments to the AOCI account. Note 13 to our financial statements included in our March 2005 Form 10-Q highlights the components of the changes in the AOCI account related to the currency translation adjustment and the cash flow hedges. We will continue these presentations going forward so that changes in these separate components of AOCI will be identified in each Form 10-K (in the Consolidated Statements of Stockholders’ Equity) and in the Forms 10-Q (in the footnotes)

Statement of Cash Flows, page F-11

7.	SEC Comment

Please tell us how you determined that changes in restricted cash and restricted deposits are financing activities pursuant to paragraph 18 of SFAS 95. Please tell us why you did not consider it appropriate to include these changes in restricted cash and restricted deposits in operating activities based on your classification of restricted cash as current assets.

Allied

We determined that changes in restricted cash and restricted deposits are financing activities based upon the fact that the restricted cash required by covenants under our foreign bank syndicate and senior loan facility, which are outlined as follows:

Cash under foreign bank syndicate — As outlined in our Notes Payable and Credit Facility footnote, MECAR is obligated under an agreement, executed March 2002, with its foreign banking syndicate that provides credit facilities primarily for bank guarantees including performance bonds, letters of credit and similar instruments required for specific sales contracts as well as a line of credit for tax prepayments and working capital. The agreement requires that specified amounts of cash be restricted as collateral.

Cash under senior loan facility – As outlined in our Long-Term Debt footnote, the Company obtained a senior loan facility and borrowed $2 million, which was deposited in a restricted account as collateral for borrowing up to $18 million.

Based upon the above, we determined that the changes in restricted cash and restricted deposits are financing activities.

Note A — Summary of Significant Accounting Policies, page F-12

8.	SEC Comment

Please disclose the types of expenses that you include in the cost of sales line item and the types of expenses that you include in the selling and administrative line item. Please tell us whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of sales line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from costs of sales, please disclose:

•	In a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented.

•	In MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of sales and others like you exclude a portion of them from gross profit, including them instead in a line item, such as selling and administrative.

Allied

All of the items listed are included as cost of sales. Inbound freight costs are part of our materials costs. Purchasing and receiving costs, inspection costs and warehousing costs are part of our overhead costs. We have no internal transfer costs and we don’t have an internal distribution network. We will enhance our disclosure to our Significant Accounting Policies footnote to reflect the above fact. Since no costs are excluded from cost of sales, no additional disclosure to the MD&A is warranted.

Revised Disclosure in Future Filings

Significant Accounting Policies — Revenue and Cost Recognition

In the normal course of the Company’s business, it does not bill shipping and handling costs to customers. Shipping and handling costs are included in costs of sales. Costs of sales also include inbound freight charges, purchasing and receiving costs, inspection costs and warehousing costs. No production costs are included in selling and administrative expense.

Restatement, page F-12

9.	SEC Comment:

Please provide us with additional information to help us understand the specific factors leading to inadequate controls over financial reporting to properly identify the lack of documentation, when these deficiencies arose, and the steps you have taken to ensure that such deficiencies do not recur in the future.

Allied

Specific factors leading to inadequate controls:

Management’s controls surrounding its foreign exchange (FX) contracts did not include a review process for the “documentation” criteria according to FAS 133. For a FX contract to be deemed effective, the Company had to demonstrate, for each FX contract: 1) the risk objective and the nature of the risk being hedged, 2) the date of designation for each FX contract, 3) the type of hedge instrument which in the Company’s case was a forward FX contract, 4) a description of the hedged transaction, and 5) documentation showing how each FX contract is expected to be highly effective on a prospective basis, along with how, on a continuous basis, retrospective testing of each FX contract will be done. While the Company believes it had sufficient documentation to satisfy criteria 1 through 4, it did not perform any testing of hedge effectiveness or have appropriate documentation to satisfy criteria 5.

When the deficiencies arose: The deficiencies were uncovered in late 2004 when our auditors made inquiries of the Company concerning documentation and effectiveness testing of the Company’s hedges..

Steps taken for non-repeat occurrence:

We have engaged an outside financial consultant experienced in derivatives that will assist us in future testing/documentation. In addition, we have enhanced our internal control procedures regarding hedge documentation, outlined in a Corporate Policy Letter which requires review by both the CFO and Controller at Corporate Headquarters before new hedges are entered into.

Inventories, page F-14

10.	SEC Comment

You indicate that inventory reserve is a critical accounting policy; however you do not address inventory reserve in your summary of significant accounting policies. Please expand your accounting policy note for inventory to include a discussion of your inventory reserve policy.

Allied

We describe our inventory costing and reserve policy in the significant accounting policies footnote and disclose the inventory reserve balances in Schedule II. However, we will clarify the inventory reserve policy in future filings, as shown below.

Revised Disclosure in Future Filings

Significant Accounting Policy — Inventories

Inventories consist of raw materials, work in process, and finished goods, and are stated at the lower of cost or market. Cost is determined principally by the first-in, first-out method. The Company reviews its recorded inventory annually and estimates a ~~write-down~~ reserve for obsolete or slow-moving items to their net realizable value. The ~~write-down~~ inventory reserve is based on current and forecasted demand and the age of the item, and therefore, if actual demand and market conditions are less favorable than those projected by management, additional ~~write-down~~ reserves may be required.

Revenues and Cost Recognition, page F-15

11.	SEC Comment

Please tell us more regarding the determination of the provision for anticipated service costs related to traditional fire and security systems. Your disclosures should clarify whether or not the various elements of fire and security systems are separable into units of accounting. Refer to paragraphs 8-10 of EITF 00-21.

Allied

Provision for anticipated service costs

In regards to the provision for anticipated service costs related to traditional fire and security systems, we have enhanced our disclosure. No provision is recorded for anticipated service costs.

Separable units of accounting

Our revenue and cost recognition footnote (completed contract method) states that revenues from the sale of traditional fire & security systems include product sales, installation and maintenance,

which relate to the VSK Group. EITF 00-21, Accounting for Revenue Arrangements with Multiple Deliverables, states that multiple deliverables under one sales contract may be performed over an extended period of time that covers a number of reporting periods. As a result, some of the revenue from the sales contract may be deferred. Based on our evaluation of the criteria outlined in EITF 00-21 (outlined below), we believe that the elements of fire and security systems (product sales, installation and maintenance) are separable into units of accounting. As such, we will clarify our disclosures and state that the elements of fire and security systems are separable into units of accounting. However, since our maintenance contracts are sold separately and are priced at fair market value, our revenue is not affected by the additional disclosures.

	Criteria to account for separate accounting units	Company assessment
(1)	Standalone value – the items can be (a) purchased separately from other vendors or (b) resold by the customer as a separate item.	VSK Group sells maintenance contracts separately from its product & installation contracts. As such, the maintenance contracts have standalone value.
(2)	Fair value – available objective and reliable evidence of undelivered items’ fair value exists.	Per EITF 00-21, since the maintenance contracts are sold within close proximity of the product & installation contracts, the maintenance contracts are “rolled into” the initial contracts and are classified as undelivered. The undelivered maintenance contracts are priced at market value.
(3)	Probability of performance – The vendor’s performance and delivery of undelivered items is probable and substantially under the vendor’s control even though the arrangement includes a general right of return for the delivered items.	VSK Group provides maintenance services to its customers. As such, the performance is probable.

Revised Disclosure in Future Filings

Significant Accounting Policies – Revenue and Cost Recognition

Completed contract method — Revenues from the sale of traditional fire & security systems, as well as battlefield effects simulators, are recognized when the installation is completed~~, less a provision for anticipated service costs~~. Security system maintenance contract revenues are recognized over the term of the contract on a straight-line basis. Revenues from service work rendered are recorded when performed. The elements of fire and security systems are separable into units of accounting in accordance with EITF 00-21, Accounting for Revenue Arrangements with Multiple Deliverables. The maintenance contracts are sold separately from the product & installation contracts and are priced at market value. There are no provisions related to performance, cancellation, termination or refunds.

Warranties, page F-16

12.	SEC Comment

Please disclose the information required by paragraph 14 of FIN 45 regarding your product warranties.

Allied

We disclose the accounting policy and methodology for determining warranty liability in the significant accounting policies footnote. The tabular reconciliation of the changes in the aggregate product warranty liability for the reporting period will be presented in Schedule II of the 10K, along with the other accounts. We believe the inclusion of the warranty amounts in Schedule II versus the financial statement footnotes is appropriate since the amount is immaterial.

Revised Disclosure in Future Filings

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS
(Amounts in ‘000s)

		Additions
	Balance at	Charged to	Charged			Balance
	beginning	costs and	to other			at end of
Description	of period	expenses	accounts	Deductions		period
Year ended December 31, 2004
Warranty reserve	$182	$130	$—	$182	(1)	$130

Year ended December 31, 2003
Warranty reserve	$219	$182	$—	$219	(1)	$182

Year ended December 31, 2002
Warranty reserve	$21	$219	$—	$21	(1)	$219

(1) Represents amount of reserve relieved through completion of contracts.

Note B – Acquisition, page F-19

13.	SEC Comment

Please provide us with additional information to help us understand the basis for your conclusion that the customer list you acquired in your purchase of Control Monitor Systems has an indefinite life.

Allied

Per the guidance of paragraph 11 of FAS 142, if no legal, regulatory, contractual, competitive, economic, or other factors limit the useful life of an intangible asset to the reporting entity, the useful life of the asset shall be considered to be indefinite. Based on our initial assessment of the asset, we determined that this particular intangible had an indefinite life.

The customer list consists primarily of one major client, Intel, who has been an active buying customer of CMS since the incorporation of the unit. The value of that one major client was assessed and assigned a value of $50,000. However, based on our revised assessment, it appears reasonable to assign a life of 10 years to the intangible asset. This is based on the long-term relationship with the customer. This particular customer list will also be tested for impairment in accordance with paragraph 17 of FAS 142.

Revised Disclosure in Future Filings

Acquisition footnote

	Estimated	Weighted Average
	Fair Value	Amortization Period
Capitalized Software	$523	6 years
Customer lists	2,022	15 years
Patents	894	13 years

Total	$3,439	13 years

Note H – Goodwill, page F-23

14.	SEC Comment

Please provide us with additional information to help us understand your evaluation of goodwill for the environmental safety segment, and the software training and simulation segment in light of their recent pretax losses.

Allied

Environmental Safety Segment

This segment is composed of one business unit – SeaSpace Corporation. The goodwill for this unit was evaluated using the Discount Cash Flow Method which consisted of four years of cash flow projections as provided by the President of that operating unit and reviewed by our CFO. Additionally, the cash flow projections were assigned probabilities for each period represented in the forecast – four years.

The goodwill was analyzed at the end of 2004 which included cash flow projections through 2008. At that time, the loss incurred for the quarter was in line with projections contained in the goodwill analysis. As for Q105, the unit was on forecast to meet the projections for the year 2005, and no material change in business operations was noted. We also concluded that the profit projections (on a cash flow basis) did not change for the periods 2006 through 2008 and the unit remains on plan to meet revenue, net income and cash flow projections for all periods used in the analysis.

The balance sheet, the operating income projections for the periods 2005 through 2008, non cash adjusting entries for the same periods, a terminal value for the period ending 2008, and the discount rate estimated for the unit were factors that were used in assessing the status of the goodwill. We concluded that the goodwill was not impaired at either December 31, 2004 or March 31, 2005. We conducted this analysis in accordance with the guidance provided by FAS 142.

Software, Training and Simulation

This segment is composed of one business unit – Titan Dynamics Systems, Inc. The goodwill for this unit was evaluated using the Discount Cash Flow Method which consisted of four years of cash flow projections as provided by the President of that operating unit and reviewed by our CFO – the same approach as taken with the segment noted above. Additionally, the cash flow projections were assigned probabilities for each period represented in the forecast – four years.

The goodwill was analyzed at the end of 2004 which included cash flow projections through 2008. The revenue projections for this unit for the years 2005 through 2008 were heavily weighted on winning a major government contract referred to as the Battlefield Effects Simulator Contract or BES. The award was an IDIQ contract with a potential value of $500,000,000 over 10 years. The unit was awarded the contract in April 2005. The revenue projections and resulting cash flow from that award appear adequate to support the value assigned to goodwill.

The balance sheet, the operating income projections for the periods 2005 through 2008, non cash adjusting entries the same periods, a terminal value for the period ending 2008, and the discount rate estimated for the unit were factors that were used in assessing the status of the goodwill. We concluded that the goodwill was not impaired at either December 31, 2004 or March 31, 2005. As with analysis for SeaSpace, we conducted this analysis in accordance with the guidance provided by FAS 142.

Note N – Contingencies and Commitments, page F-25

15.	SEC Comment

It appears that there has not been any change in the suit alleging a breach of a non-compete clause filed against one of the VSK subsidiaries in the Belgian courts. Please revise your disclosure to include an update of the status of this lawsuit and disclose whether there it is reasonably possible that you may not be successful in your defense of this law suit.

Allied

Based on the information from our legal counsel, there have been no new developments in the suit against one of the VSK subsidiaries. Management believes that it will be successful in defending the law suit.

Revised Disclosure in Future Filings

A suit has been filed against one of the VSK subsidiaries in the Belgian courts alleging a breach of a non-compete clause within a teaming agreement executed with a claimant in prior years. The suit demands damages of approximately $770. Management intends to vigorously defend this suit and believes that it has a meritorious defense to the claim, and therefore no loss provision has been established. The plaintiff in this suit has taken no action to advance the progress of the suit for more than one year.

Note U – Geographic Areas and Industry Segments, page F-32

16.	SEC Comment

Please disclose and quantify in the footnote the components of segment profit (loss) from before taxes for the Corporate and Other line items for all periods presented. Please discuss in greater detail and quantify the changes in this line item in your MD&A.

Allied

Revenues	2004	2003	2002
Corporate	(3,218)	(1,659)	(768)
ARC Europe	6	(106)	11
Sedachim	(43)	(49)	2
Hendrickx	(7)	(11)	0
ARC Limited	(1)	(2)	(6)

Corporate and other	$(3,263)	$(1,827)	$(761)

Based on the fact that the Corporate amounts represent the majority of the Corporate and Other totals, we do not believe it is necessary to disclose and quantify the components of the segment profit (loss) before taxes in the footnotes for all periods presented. However, we will clarify this point and discuss the detailed changes in the MD&A as shown below.

Revised Disclosure in Future Filings

MD&A — Pre-Tax Profit.

	Pre-Tax Profit (Loss) by
	Segment
	2004	2003	2002
Ordnance & Manufacturing	$3,475	$9,073	$31,926
Electronic Security	6,987	2,618	3,903
Environmental Safety & Security	(3,283)	(528)	550
Software, Training & Simulation	(438)	(207)	(181)
Corporate and Other	(3,263)	(1,827)	(761)

	$3,478	$9,129	$35,437

Corporate and Other segment loss increased in 2004 and 2003 due to Sarbanes Oxley implementation costs, audit costs, and reduced intercompany management fee adjustments at the Corporate business unit. Note that Corporate and Other segment loss primarily represents the difference between intercompany management fees and expenses of the parent company.